

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 29, 2008

By U.S. mail and facsimile to (303) 639-6662

Mr. Gregory A. Frost, Executive Vice President and Chief Financial Officer
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

> **RE: Janus Capital Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended March 31, 2008**
> **File No. 1-15253**

Dear Mr. Frost:

        We have reviewed your response letter dated April 18, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2008

Note 7 – Seed Capital Investments

1. We have read your response to comment 2 in our letter dated April 10, 2008. Please revise future filings to disclose the clarifying information contained on pages 5-6 of your response regarding when and why you redeem your invested seed capital and your consideration of SAB 108 in evaluating the effects of the prior period misstatements and the need to restate prior period financial statements. We believe your responses to the foregoing items would be helpful and material information for your investors.

2. You respond that you evaluated your accounting for seed capital during the fourth quarter 2007, which resulted in a different accounting for these investments than previously. It is not clear to us what prompted this evaluation, as it does not appear that such evaluation is an annual occurrence. Therefore, as previously requested, please explain to us and disclose in future filings why these amounts were not treated consistently in the periods reported.

Management's Discussion and Analysis, page 11

Capital Requirements, page 15

3. We have read your response to comment 1 in our letter dated April 10, 2008. As
    we believe the following disclosure would be helpful and material information for
    your investors, please revise future filings to include:

    -   an analysis of each of the factors you have identified on page 3 of your
        response as they relate to future decisions to provide support to the Funds,
        and

    -   the clarifying information relating to the restructuring of the Stanfield
        securities on pages 3-4 of your response, which you indicated you would
        provide in the forepart of your response. Include updates of the status of
        the restructuring pursuant to Item 303(a)(3) of Regulation S-K, to the
        extent material.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your
responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202)
551-3355 if you have questions regarding these comments.

                                                Sincerely,

                                                Terence O'Brien
                                                Branch Chief